UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC FILE NUMBER 001-40750
CUSIP NUMBER 20848V105

(Check one):	⌧ Form 10-K	□ Form 20-F	□ Form 11-K	□ Form 10-Q	□ Form 10-D
	□ Form N-CEN	□ Form N-CSR

	For Period Ended:	December 31, 2022
□ Transition Report on Form 10-K
□ Transition Report on Form 20-F
□ Transition Report on Form 11-K
□ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Consensus Cloud Solutions, Inc.
Full Name of Registrant

Former Name if Applicable
700 S. Flower Street, 15th Floor

Address of Principal Executive Office (Street and Number)

Los Angeles, California 90017
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
⌧	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Consensus Cloud Solutions, Inc. (the “Company”) is unable to file, without unreasonable effort or expense, its annual report on Form 10-K for the fiscal year ended December 31, 2022 (the "Annual Report") within the prescribed time period. As previously disclosed, in the Current Report on Form 8-K that the Company filed with the Securities and Exchange Commission (the “SEC”) on February 22, 2023 the Company determined that its financial statements for the interim period ended September 30, 2022 ("Quarterly Report") should be restated (the “Restatement”) due to unintentional errors primarily relating to (i) a legacy accounting practice, inherited from the spin transaction in its SoHo business that grossed up revenue by $1.9 million and $5.3 million for the three and nine month periods ended September 30, 2022, respectively, with a corresponding offset to bad debt expense and (ii) the timing of revenue recognition of $2.2 million and $2.5 million for the three and nine month periods ended September 30, 2022, respectively, which after review, the Company has concluded should be reclassified as deferred revenue.

The Company’s review of the Quarterly Report, including the determination of all required adjustments thereto, and the preparation of the Restatement thereof, and the corresponding review of the financial statements to be included in the Annual Report, is ongoing. The Company will not be able to complete and file with the SEC the Annual Report until such review work is completed.

The Company intends to file its 2022 Form 10-K within the fifteen-day period provided under Rule 12b-25 no later than by March 16, 2023.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Vithya Aubee	323	860-9201
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

⌧ Yes □ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

⌧ Yes □ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously indicated on the Form 8-K filed by the Company on February 22, 2022, among other things, the Company expects to report net income of $72.4 million for the year ended December 31, 2022 compared to $109 million for the year ended December 31, 2021; the decrease was primarily due to increase expenses related to operating as a standalone public company and higher interest expense. Income from continuing operations is expected to be reported $72.4 million for the year ended December 31, 2022, compared to $121.2 million in the year ended December 31, 2021. The Company also expects to report total revenues of $362.4 million for the year ended December 31, 2022 compared to $352.7 million for the year ended December 31, 2021. These 2022 results are preliminary, unaudited, and subject to adjustments. As a result of the foregoing, the information provided herein is subject to change.

Forward-Looking Statements

This filing contains a number of forward-looking statements. Words such as “expect,” “will,” “intend,” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our beliefs and expectations relating to the filing of the 2022 Form 10-K. These forward-looking statements are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond our control. Important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, a material delay in the Company’s financial reporting, including the possibility that the Company will not be able to file the 2022 Form 10-K within the fifteen-day extension permitted by the rules of the U.S. Securities and Exchange Commission. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

Consensus Cloud Solutions, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 2, 2023	By:	/s/ Vithya Aubee
Vithya Aubee Chief Legal Officer